Mail Stop 3561

			January 19, 2006

James Davidson
Chief Financial Officer
United Auto Group, Inc.
One Harmon Plaza, 9th Floor
Secaucus, NJ 07094

		RE:	United Auto Group, Inc.
			File No. 1-12297
			Form 10-K for the year ended December 31, 2004

Dear Mr. Davidson:

	We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated November 21, 2005. Our review resulted in the following accounting comment.

Form 10-K for the Year Ended December 31, 2004

1. We note your response to comment one of our letter dated
November
7, 2005. Please amend and restate your 2004 Form 10-K to comply with
SFAS no. 95.

	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment. Please file your response letter on EDGAR as a correspondence file.












`
		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.





		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant



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Mr. James Davidson
United Auto Group
January 19, 2006
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